SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

TTI TEAM TELECOM INTERNATIONAL LTD.
(Name of Subject Company (Issuer))

TEAM SOFTWARE INDUSTRIES LTD.
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.50 PER SHARE
(Title of Class of Securities)

M88258104
(CUSIP Number of Class of Securities)

Shlomo Eisenberg
Chairman of the Board of Directors
Team Software Industries Ltd.
7 Martin Gehl Street
Kiryat Aryeh, Petach Tikva 49512, Israel
(972-3) 926-9700
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Dov Schwell, Esq. Jonathan Rochwarger, Esq. McDermott, Will & Emery 50 Rockefeller Plaza New York, New York 212-547-5382	Adam M. Klein, Adv. Goldfarb, Levy, Eran & Co. 2 Ibn Gvirol Street Tel Aviv 64077, Israel (972) 3-608-9999

CALCULATION OF FILING FEE

Transaction Valuation* $3,900,000.00	Amount of Filing Fee** $359.00

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 650,000 ordinary shares of TTI Team Telecom International Ltd. at a purchase price of $6.00 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended. This amount has previously been paid.

|_|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None. Filing Party: Not Applicable.	Form or Registration No.: Not Applicable. Date Filed: Not Applicable.
|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

|X|	third-party tender offer subject to Rule 14d-1

|_|	issuer tender offer subject to Rule 13e-4

|_|	going-private transaction subject to Rule 13e-3

|_|	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

        This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Team Software Industries Ltd., an Israeli corporation (the "Purchaser"), with the Securities and Exchange Commission on February 7, 2003 (the "Schedule TO"), relating to the offer by the Purchaser to purchase 650,000 outstanding ordinary shares, par value NIS 0.50 per share (the "Shares"), of TTI Team Telecom International Ltd., an Israeli corporation ("TTI"), at $6.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

        The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference herein in response to all of the items in this Amendment except as otherwise set forth below.

        Items 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended so that:

1.     The phrases "in our sole discretion" and "in our sole judgment" that appear throughout Section 12 of the Offer to Purchase ("Conditions of the Offer") are hereby deleted and replaced with the phrases "in our reasonable discretion" and "in our reasonable judgment", respectively.

2.     Paragraph (b) of Section 12 of the Offer to Purchase ("Conditions of the Offer") will be deleted and replaced with the following paragraph:

"(b) at any time on or after commencement of the offer and before the Final Expiration Date, any of the following events shall occur or shall be determined by us to have occurred, which, in our reasonable judgment, in any such case and regardless of the circumstances (including any action or inaction by us) giving rise to any such condition, makes it inadvisable to proceed with the offer and/or with such acceptance for payment or payment:"

3.     The final sentence of the first paragraph of Section 13 of the Offer to Purchase ("Legal Matters and Regulatory Approvals-Israeli Anti-Trust Authority") will be replaced with the following two sentences:

"On February 12, 2003, we and TTI filed definitive merger notifications. On February 27, 2003, the Anti-Trust Authority granted its final approval to us and TTI."

4.     The final sentence of the second paragraph of Section 13 of the Offer to Purchase ("Legal Matters and Regulatory Approvals-Israeli Investment Center") will be replaced with the following sentence:

"On February 17, 2003, TTI received the approval of the Investment Center."

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEAM SOFTWARE INDUSTRIES LTD. By: /s/ Shlomo Eisenberg —————————————— Shlomo Eisenberg Chairman of the Board of Directors

Dated: February 27, 2003